December 22, 2009

Animas Resources Options Ariel Copper Prospect

Animas Resources Ltd. (TSX.V: ANI) has signed a letter of intent to option up to 80% of the Ariel porphyry copper concessions.  The Ariel concessions are southeast of the La Caridad copper mine and within the productive Cananea Larimide porphyry copper trend in Sonora Mexico.  The Ariel prospect is an altered and mineralized intrusive complex hosted in coeval andesitic volcanics.

Animas field personnel first visited this prospect in 2008 and have provided limited technical assistance since.  The terms of the option are as follows:

	Cash	Exploration expenditures
Upon signing the letter of intent	$25,000
First anniversary	$50,000
Second anniversary	$50,000
Third anniversary	$50,000	$2,000,000	Earn 51%
Fourth anniversary	$50,000
Fifth anniversary	$50,000	$1,500,000	Earn an additional14% to 65%
	$275,000	$3,500,000

Upon completion of pre-feasibility study by an independent mutually acceptable qualified party, Animas will earn a further 15% for a total of 80%.

Upon completion of pre-feasibility study by an independent mutually acceptable qualified party, Animas will earn a further 15% for a total of 80%.

Gregory E. McKelvey, President & CEO of Animas Resources said "The productive Cananea Larimide porphyry copper deposit trend hosts several world class copper deposits.  Ariel, apparently untested, represents a unique opportunity to quickly advance this prospect toward drilling in an area where the rewards can be very high.  We are excited about matching our unique talents with this rare opportunity."

Santa Gertrudis Update

At Santa Gertrudis, an additional six drill holes are completed in the stand alone targets at Endina, Tigre, Sag, Escondida, Pironola, and the Amelia area. The field team returns after the holidays, and the assays from this campaign should be available within a month. Gregory E. McKelvey, President & CEO of Animas Resources said "As we continue to advance our discovery efforts at Santa Gertrudis and maintain our interest in all business options, we are excited both with the potential at Santa Gertrudis and continuing to advance all of our quality prospects."

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

Gregory E. McKelvey

Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.